UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated November 24, 2014, announcing the Company's financial and operating results for the third quarter ended September 30, 2014.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: November 24, 2014	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2014 Financial Results

PIRAEUS, Greece, November 24th, 2014 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the third quarter ended September 30th, 2014.

Third Quarter Highlights

•	Sales volumes of 2,958,882 metric tons.
•	Gross profit of $82.6 million.
•	Operating income of $4.9 million.
•	Net income attributable to Aegean shareholders adjusted for the sale of non-core assets was $9.4 million or $0.20 basic and diluted earnings per share.
•	Net loss attributable to Aegean shareholders on a GAAP basis was $4.3 million or $0.09 basic and diluted loss per share.
•	EBITDA adjusted for the sale of non-core assets was $22.7 million.
•	Declared an increased dividend of $0.02 for the third quarter.

E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "We believe our third quarter results demonstrate the strong, sustainable growth drivers we have in place to deliver long-term growth and profitability. We have a unique business model that not only allows Aegean to grow profitability despite macro headwinds and mitigate industry risks, but also allows us to pursue new pathways to expand our business. Over the past year, we have successfully integrated our U.S. East Coast bunkering business and just recently, we completed our Fujairah storage facility, which we expect to begin contributing to our financial results in the first quarter of 2015. We will continue to look for opportunities to position Aegean to deliver long-term growth for the benefit of our shareholders."

Mr. Tavlarios continued, "Despite challenges that others in our industry may be facing, we continue to take decisive actions to position Aegean Marine for success. Looking ahead, we believe 2015 may be a landmark year for Aegean as we begin to realize the full benefit of the investments we have made in our U.S. business and Fujairah storage facility. We are building considerable momentum across our businesses and are excited about the many opportunities to continue advancing our track record of shareholder value creation."

The Company reported net loss attributable to Aegean shareholders for the three months ended September  30, 2014 of $4.3 million, or $0.09 basic and diluted loss per share. Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of non-core assets was $9.4 million or $0.20 basic and diluted earnings per share. For the three months ended September 30, 2013, the Company recorded net income attributable to Aegean shareholders of $7.3 million, or $0.16 basic and diluted earnings per share.

Total revenues for the three months ended September 30, 2014, increased by 13.0% to $1,809.7 million compared with $1,602.0 million reported for the same period in 2013. For the three months ended September 30, 2014, sales of marine petroleum products increased by 12.6% to $1,791.3 million compared with $1,590.2 million for the same period in 2013. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 16.7% to $82.6 million in the third quarter of 2014 compared with $70.8 million in the same period in 2013.

For the three months ended September 30, 2014, the volume of marine fuel sold by the Company increased by 18.5% to 2,958,882 metric tons compared with 2,496,457 metric tons in the same period in 2013.

Operating income for the third quarter of 2014, adjusted for the sale of non-core assets, increased to $18.7 million as compared to $12.4 million, adjusted for the sale of non-core assets for the same period in 2013. Operating expenses increased by $19.3 million, or 33.0%, to $77.7 million for the three months ended September 30, 2014, compared with $58.4 million for the same period in 2013.

Liquidity and Capital Resources

Net cash provided by operating activities was $54.5 million for the three months ended September 30, 2014. Net income, as adjusted for non-cash items (as defined in Note 9) was $16.8 million for the period.

Net cash provided by investing activities was $13.2 million for the three months ended September 30, 2014, mainly due to net proceeds from the sale of vessels. Net cash used in financing activities was $54.7 million for the three months ended September 30, 2014, mainly used in the reduction of short-term borrowings.

As of September 30, 2014, the Company had cash and cash equivalents of $117.6 million and working capital of $226.6 million. Non-cash working capital, or working capital excluding cash and debt, was $606.9 million.

As of September 30, 2014, the Company had $689.6 million in available liquidity, which includes unrestricted cash and cash equivalents of $117.6 million and available undrawn amounts under the Company's working capital facilities of $572.0 million, to finance working capital requirements.

The basic and diluted weighted average number of common shares outstanding for the three months ended September 30, 2014 were 46,318,687. The basic and diluted weighted average number of common shares outstanding for the three months ended September 30, 2013 were 45,681,518.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Our differentiated business model continues to distinguish our company from the competitive landscape and generate strong financial results. Our operating strategy remains focused on maintaining a lean and flexible infrastructure, which we have achieved through the ongoing divestiture of older, non-core vessels and the streamlining of expenses."

Mr. Gianniotis concluded, "We are also committed to using our balance sheet to return cash to our shareholders and have recently doubled our quarterly dividend and authorized a new $20 million share repurchase program.  I would like to thank our dedicated employees who have been instrumental in building a solid foundation for our company and continue to focus on delivering profitable growth for our shareholders."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2014	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,595,104	$1,801,722	$4,841,082	$5,203,859
Revenues - related companies	6,880	7,977	23,217	20,418
Total revenues	1,601,984	1,809,699	4,864,299	5,224,277
Cost of revenues - third parties	1,323,487	1,615,070	4,323,548	4,674,314
Cost of revenues - related companies	207,676	112,010	329,725	299,968
Total cost of revenues	1,531,163	1,727,080	4,653,273	4,974,282
Gross profit	70,821	82,619	211,026	249,995
Operating expenses:
Selling and distribution	51,068	52,443	150,646	163,209
General and administrative	6,934	10,577	21,174	27,040
Amortization of intangible assets	380	892	1,130	2,947
Loss on sale of vessels, net	37	13,770	3,817	13,277
Vessel impairment charge	-	-	-	4,062
Operating income	12,402	4,937	34,259	39,460
Net financing cost	6,497	8,112	19,733	25,102
Gain on sale of subsidiary, net	-	-	(4,174)	-
Foreign exchange (gains)/ losses, net	(424)	3,342	(753)	3,245
Income tax expense/ (benefit)	(951)	(2,192)	(555)	973
Net income / (loss)	7,280	(4,325)	20,008	10,140
Less income attributable to non-controlling interest	(45)	20	(43)	66
Net income attributable to AMPNI shareholders	$7,325	$(4,345)	$20,051	$10,074
Basic earnings per share (U.S. dollars)	$0.16	$(0.09)	$$0.43	$$0.21
Diluted earnings per share (U.S. dollars)	$0.16	$(0.09)	$$0.43	$$0.21

EBITDA(1)	$20,099	$8,929	$60,839	$59,126

Other Financial Data:
Gross spread on marine petroleum products(2)	$65,249	$73,578	$191,695	$224,912
Gross spread on lubricants(2)	827	633	2,982	2,120
Gross spread on marine fuel(2)	64,422	72,945	188,713	222,792
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	25.8	24.7	25.0	26.8
Net cash provided by/ (used in) operating activities	$26,062	$54,522	$1,878	$(12,311)
Net cash (used in)/ provided by investing activities	(7,170)	13,226	(30,531)	(33,542)
Net cash (used in)/ provided by financing activities	(9,809)	(54,721)	23,584	103,430

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,496,457	2,958,882	7,556,685	8,324,325

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	53.0	49.0	53.0	49.0
Average number of owned bunkering tankers(4)(5)	53.6	49.4	54.4	50.8
Special Purpose Vessels, end of period(6)……………	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	8.0	13.0	8.0	13.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2013	As of September 30, 2014

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	62,575	117,583
Gross trade receivables	472,543	545,776
Allowance for doubtful accounts	(2,622)	(3,380)
Inventories	303,297	187,965
Current assets	896,730	935,967
Total assets	1,616,185	1,661,776
Trade payables	241,743	182,149
Current liabilities (including current portion of long-term debt)	652,277	709,362
Total debt	783,317	892,938
Total liabilities	1,072,439	1,103,824
Total equity	543,746	557,942

Working Capital Data:
Working capital(8)	244,453	226,605
Working capital excluding cash and debt(8)	541,919	606,933

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended September 30,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	7,325	(4,345)

Add: Net financing cost including amortization of financing costs	6,497	8,112
Add/(Less): Income tax expense/(income)	(951)	(2,192)
Add: Depreciation and amortization excluding amortization of financing costs	7,228	7,354

EBITDA	20,099	8,929

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and MGO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,
	2013	2014

Sales of marine petroleum products	1,590,161	1,791,261
Less: Cost of marine petroleum products sold	(1,524,912)	(1,717,683)
Gross spread on marine petroleum products	65,249	73,578
Less: Gross spread on lubricants	(827)	633
Gross spread on marine fuel	64,422	72,945

Sales volume of marine fuel (metric tons)	2,496,457	2,958,882

Gross spread per metric ton of marine fuel sold (U.S. dollars)	25.8	24.7

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, Algeciras, US East Coast and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company uses a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe. The Company also operates on-land storage facilities in Portland, Las Palmas, Tangiers, Panama, U.S.A. and Barcelona.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.	Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Third Quarter 2014 Dividend Announcement
On November 24, 2014, the Company's Board of Directors declared a third quarter 2014 dividend of $0.02 per share payable on December 22, 2014 to shareholders of record as of December 8, 2014. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Tuesday, November 25, 2014 at 8:30 a.m. Eastern Time, to discuss its third quarter results. Investors may access the webcast and  related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link. The conference call also may be accessed via telephone by dialing (888) 430-8705 (for U.S.-based callers) or (719) 325-2323 (for international callers) and enter the passcode: 6995289.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com. A telephone replay will be available through August 28, 2014 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 6995289.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 27 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, US East Coast and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND SEPTEMBER 30, 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)
	December 31, 2013	September 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,575	$117,583
Trade receivables, net of allowance for doubtful accounts of $2,622 and $3,380, as of December 31, 2013 and September 30, 2014, respectively	469,921	542,396
Due from related companies	14,654	22,446
Derivative asset	-	2,534
Inventories	303,297	187,965
Prepayments and other current assets	38,707	59,866
Deferred tax asset	1,044	820
Restricted cash	6,532	2,357
Total current assets	896,730	935,967

FIXED ASSETS:
Advances for vessels under construction and acquisitions	1,585	2,155
Advances for other fixed assets under construction	159,062	196,494
Vessels, cost	517,225	474,992
Vessels, accumulated depreciation	(95,696)	(88,997)
Other fixed assets, net	22,909	28,832
Total fixed assets	605,085	613,476

OTHER NON-CURRENT ASSETS:
Deferred charges, net	27,478	28,635
Intangible assets	18,830	15,884
Goodwill	66,031	66,031
Deferred tax asset	1,852	1,470
Other non-current assets	179	303
Total assets	1,616,185	1,661,766

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	331,590	461,803
Current portion of long-term debt	34,983	38,465
Trade payables to third parties	231,235	164,965
Trade payables to related companies	10,508	17,184
Other payables to related companies	1,902	1,050
Derivative liability	839	-
Accrued and other current liabilities	41,220	25,895
Total current liabilities	652,277	709,362

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	416,744	392,670
Deferred tax liability	2,017	290
Derivative liability	470	584
Other non-current liabilities	931	918
Total non-current liabilities	420,162	394,462

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2013 and September 30, 2014; 49,243,659 and 50,219,326 shares issued and 47,272,020 and 48,247,687 shares outstanding at December 31, 2013 and September 30, 2014, respectively	492	502
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2013 and September 30, 2014	(29,327)	(29,327)
Additional paid-in capital	363,160	368,644
Retained earnings	209,130	217,766
Total AMPNI stockholders' equity	543,455	557,585

Non-controlling interest	291	357
Total equity	543,746	557,942
Total liabilities and equity	$1,616,185	$1,661,766

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2013	2014

Revenues
Revenues – third parties	$4,841,082	$5,203,859
Revenues – related companies	23,217	20,418
Total Revenues	4,864,299	5,224,277

Cost of Revenues
Cost of revenues – third parties	4,323,548	4,674,314
Cost of revenues – related companies	329,725	299,968
Total Cost of Revenues	4,653,273	4,974,282

Gross Profit	211,026	249,995

OPERATING EXPENSES:
Selling and Distribution	150,646	163,209
General and Administrative	21,174	27,040
Amortization of intangible assets	1,130	2,947
Loss on sale of vessels, net	3,817	13,277
Vessel impairment charge	-	4,062
Total operating expenses	176,767	210,535

Operating income	34,259	39,460

OTHER INCOME/ (EXPENSE):
Interest and finance costs	(19,774)	(25,164)
Interest income	41	62
Gain on sale of subsidiary	4,174	-
Foreign exchange gains/ (losses), net	753	(3,245)
	(14,806)	(28,347)

Income before provision for income taxes	19,453	11,113

Income taxes	555	(973)

Net income	20,008	10,140
Net (loss)/ income attributable to non-controlling interest	(43)	66
Net income attributable to AMPNI shareholders	$20,051	$10,074

Basic earnings per common share	$0.43	$0.21
Diluted earnings per common share	$0.43	$0.21

Weighted average number of shares, basic	45,674,479	46,249,949
Weighted average number of shares, diluted	45,674,479	46,249,949

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE NINE MONTHS ENDED SPETEMBER 30, 2013 AND 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	$504,518

- Net Income	-	-	-	-	-	-	20,051	(43)	20,008
- Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(2,713)	(2,713)
- Dividends declared and paid ($0.03 per share)	-	-	-	-	-	-	(1,411)	-	(1,411)
- Share-based compensation	690,621	6	-	-	-	3,210	-	-	3,216
- Sale of subsidiary	-	-	-	-	-	-	-	(815)	(815)

BALANCE, September 30, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	348,766	202,591	281	$522,803

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2013	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	$543,746

- Net income	-	-	-	-	-	-	10,074	66	10,140
- Dividends declared and paid ($0.03 per share)	-	-	-	-	-	-	(1,438)	-	(1,438)
- Share-based compensation	975,667	10	-	-	-	5,484	-	-	5,494

BALANCE, September 30, 2014	50,219,326	502	(1,971,639)	(20)	(29,307)	368,644	217,766	357	$557,942

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2014
(UNAUDITED)

(Expressed in thousands of U.S. dollars)
	Nine Months Ended September 30,
	2013	2014
Cash flows from operating activities:
Net income	$20,008	$10,140
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation	15,177	15,776
(Release of)/ Provision of doubtful accounts	(906)	758
Share-based compensation	3,216	5,494
Amortization	6,648	10,354
Net deferred tax benefit	(684)	(1,121)
Unrealized gain on derivatives	(340)	(3,259)
Loss on sale of vessels, net	3,817	13,277
Gain on sale of subsidiary	(4,174)	-
Vessel impairment charge	-	4,062
Unrealized foreign exchange loss/ (gain)	202	(601)
Decrease/ (Increase) in:
Trade receivables	(10,763)	(70,664)
Due from related companies	(3,696)	(7,792)
Inventories	(16,246)	115,332
Prepayments and other current assets	2,151	(21,159)
Increase/ (Decrease) in:
Trade payables	(6,666)	(59,594)
Other payables to related companies	288	(852)
Accrued and other current liabilities	118	(16,033)
Increase in other non-current assets	(19)	(124)
Increase in other non-current liabilities	490	375
Payments for dry-docking	(6,743)	(6,680)
Net cash provided by/ (used in) operating activities	1,878	(12,311)

Cash flows from investing activities:
Advances for vessels under construction	-	(570)
Vessel acquisitions	-	(7,587)
Advances for other fixed assets under construction	(44,353)	(36,194)
Proceeds from sale of subsidiary, net of cash surrendered	6,149	-
Net proceeds from sale of vessels	8,090	14,497
Purchase of other fixed assets	(466)	(7,863)
Decrease in restricted cash	49	4,175
Net cash used in investing activities	(30,531)	(33,542)

Cash flows from financing activities:
Proceeds from long-term debt	11,000	119,455
Repayment of long-term debt	(72,457)	(26,143)
Repayment of capital lease obligation	(919)	(395)
Net change in short-term borrowings	93,203	15,213
Financing costs paid	(3,119)	(3,262)
Dividends paid to non-controlling interest	(2,713)	-
Dividends paid	(1,411)	(1,438)
Net cash provided by financing activities	23,584	103,430

Effect of exchange rate changes on cash and cash equivalents	270	(2,569)

Net (decrease)/ increase in cash and cash equivalents	(4,799)	55,008
Cash and cash equivalents at beginning of period	77,246	62,575
Cash and cash equivalents at end of period	$72,447	$117,583

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

2.	Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes to these policies in the nine-month period ended September 30, 2014, except for an additional accounting policy, which is as follows:

Assets Held for Sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel's carrying amount to its fair value less cost to sell.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

New accounting pronouncements

Revenue from Contracts with Customers: On May 28, 2014, the Financial Accounting Standards Board issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2016 and early adoption is prohibited. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

3.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 14, 2014 and valid until November 14, 2015, the Company sold $421,630 and $396,584 of trade accounts receivable during the periods ended September 30, 2013 and 2014, respectively, net of servicing fees of $1,181 and $1,049, included in the consolidated statements of income.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2013	September 30, 2014
Held for sale:
Marine Fuel Oil	$270,066	$150,888
Marine Gas Oil	27,812	32,330
	297,878	183,218
Held for consumption:
Marine fuel	4,477	3,939
Lubricants	809	648
Stores	20	14
Victuals	113	146
	5,419	4,747
Total	$303,297	$187,965

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.	Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2014, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2013	$1,585
Advances for vessels under construction and related costs	570
Balance, September 30, 2014	$2,155

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

6.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility in the fourth quarter of 2014 and the payments of the contractual amounts are made with the progress of the construction. As of September 30, 2014, the Company has paid advances for construction of the in-land storage facility amounting to $184,434 and we capitalized interest of amount $12,060. The contractual obligations arising from signed contracts relating to this project after September 30, 2014 are approximately $3,000 for 2014.

7.	Vessels:

During the nine months ended September 30, 2014, the movement of the account vessels was as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$517,225	(95,696)	$421,529
- Vessel acquired and delivered	7,587	-	7,587
- Depreciation	-	(13,836)	(13,836)
- Vessels sold	(45,910)	20,535	(25,375)
- Impairment charge	(3,910)	-	(3,910)
Balance, September 30, 2014	$474,992	$(88,997)	$385,995

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

On March 10, 2014, the Company entered into a Memorandum of Agreement to sell Aegean Flower, a 6,523 dwt double hull bunkering tanker, to a third-party purchaser, for a contracted sales price of $2,000. The vessel was delivered to its new owners on April 1, 2014. As of March 31, 2014, the vessel Aegean Flower was classified as asset held for sale and was recorded at the lower of its carrying amount and fair value less cost to sell. The resulting impairment loss of $4,062 is included under "Vessel impairment charge" in the accompanying condensed consolidated statements of income.

On March 25, 2014, the Company's subsidiary, Aegean Barges NV, took delivery of a Belgian-flagged 4,100 dwt (built in 2006) in-land waterway double hull bunkering tanker, the Elveba (renamed "New Jersey"), to deploy in the A.R.A. region. The vessel was purchased from a third-party purchaser for $7,587 (€5,500,000).

On March 28, 2014, the Company completed the sale of the vessel Aegean X to an unaffiliated third-party purchaser for an aggregate price of $1,700. The gain on sale of $493 was calculated as the net sales price less the carrying value of the vessel of $460 and the carrying value of unamortized dry-docking costs of $747. This gain is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On May 27, 2014, the Company entered into a Memorandum of Agreement to sell Aegean XI, an 11,050 dwt double hull bunkering tanker, to a third-party purchaser, for a contracted sales price of $2,500. The vessel was delivered to its new owners on July 3, 2014. As of June 30, 2014, the vessel Aegean XI was classified as asset held for sale and was recorded at its carrying value of $1,742 which was calculated as the carrying value of the vessel of $728 and the carrying value of unamortized dry-docking costs of $1,014. The gain on sale of $658 was calculated as the net sales price less the carrying value of the vessel and is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On August 5, 2014, the Company completed the sale of Aegean XII, a 3,680 dwt double hull bunkering tanker, to an unaffiliated third-party purchaser for an aggregate price of $1,000. The loss on sale of $4,963 was calculated as the net sales price less the carrying value of the vessel of $5,693 and the carrying value of unamortized dry-docking costs of $170. The loss is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On August 15, 2014, the Company's subsidiary, ICS Petroleum Ltd, completed the sale of PT36, a 3,730 dwt single hull bunkering barge, to an unaffiliated third-party purchaser for an aggregate price of $413 (CAD 450,000). The gain on sale of $230 was calculated as the net sales price less the carrying value of the vessel of $164 and its unamortized dry-docking cost of $5. The gain is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

On September 5, 2014, the Company completed the sale of Leader, an 83,890 dwt double hull floating storage facility, to an unaffiliated third-party purchaser for an aggregate price of $7,602. The loss on sale of $9,695 was calculated as the net sales price less the carrying value of the vessel of $16,330 and the carrying value of unamortized dry-docking costs of $663. The loss is included under the loss on sale of vessels in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2013	$9,036	$3,459	$13,196	$25,691
- Additions	-	-	7,863	7,863
- Disposals	-	-	(33)	(33)
Cost, September 30, 2014	9,036	3,459	21,026	33,521

Accumulated depreciation, December 31, 2013	-	(519)	(2,263)	(2,782)
- Depreciation expense	-	(62)	(1,878)	(1940)
- Disposals	-	-	33	33
Accumulated depreciation, September 30, 2014	-	(581)	(4,108)	(4,689)

Net book value, December 31, 2013	9,036	2,940	10,933	22,909
Net book value, September 30, 2014	$9,036	$2,878	$16,918	$28,832

9.	Deferred Charges:

During the nine months ended September 30, 2014, the movement of the account deferred charges was as follows:
	Dry-docking	Financing Costs	Total
Balance, December 31, 2013	$16,993	$10,485	$27,478
- Additions	7,514	3,342	10,856
- Disposals	(2,599)	-	(2,599)
- Impairment charge	(152)	-	(152)
- Amortization for the period	(4,253)	(2,695)	(6,948)
Balance, September 30, 2014	$17,503	$11,132	$28,635

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

The disposals of drydocking charges include the carrying value of the unamortized cost of the vessels that were sold during the period (Note 7).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at September 30, 2014.
Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites, a non-compete covenant acquired with the Aegean Northwest Europe business and a below market time charter on a barging vessel, acquired with the U.S. East Coast business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Below Market Acquired Time Charter	Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2013	$ 1,915	$ 19,797	$ 3,365	$ 25,077
	September 30, 2014	1,915	19,797	3,365	25,077
Accumulated Amortization as per	December 31, 2013	(94)	(4,214)	(1,939)	(6,247)
	September 30, 2014	(1,915)	(4,950)	(2,328)	(9,193)
NBV as per	December 31, 2013	1,821	15,583	1,426	18,830
	September 30, 2014	-	14,847	1,037	15,884
Amortization Schedule	October 1, to December 31, 2014	-	250	128	378
	2015	-	988	517	1,505
	2016	-	988	392	1,380
	2017	-	988	-	988
	2018	-	988	-	988
	Thereafter	$ -	$ 10,645	$ -	$ 10,645

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:
Loan Facility	December 31, 2013	September 30, 2014
Short-term borrowings:
Revolving overdraft facility dated 7/26/2013	$7,993	$6,993
Trade credit facility dated 8/9/2013	20,853	-
Revolving credit facility dated 11/16/2013	65,120	-
Revolving credit facility dated 9/1/2013	28,467	-
Revolving credit facility dated 5/10/2013	109,871	-
Security agreement dated 8/22/2014	99,286	136,500
Borrowing base facility agreement dated 9/19/2013	-	318,310
Total short-term borrowings	$331,590	$461,803
Long-term debt:
Secured syndicated term loan dated 8/30/2005	$22,539	$20,740
Secured term loan facility under senior secured credit facility dated 12/19/2006	17,020	14,920
Secured term loan dated 10/25/2006	19,019	17,902
Secured term loan dated 10/27/2006	12,376	11,458
Secured syndicated term loan dated 10/30/2006	49,374	46,803
Secured term loan dated 9/12/2008	29,675	26,470
Secured syndicated term loan dated 4/24/2008	27,555	26,082
Secured syndicated term loan dated 7/8/2008	3,971	2,047
Secured term loan dated 4/1/2010	1,922	1,533
Secured term loan dated 4/1/2010	275	-
Roll over agreement dated 4/1/2010	6,386	5,524
Corporate credit facility dated 3/11/2013	73,500	63,500
Senior convertible notes	73,115	74,812
Trade credit facility dated 8/9/2013	115,000	-
Borrowing base facility agreement dated 9/19/2013	-	115,000
Roll over agreement dated 3/21/2014	-	4,344
Total	451,727	431,135
Less: Current portion of long-term debt	(34,983)	(38,465)
Long-term debt, net of current portion	$416,744	$392,670

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.
Details of the Company's credit facilities are discussed in notes 14 and 15 of the Company's Consolidated Financial Statements for the year ended December 31, 2013 included in the Company's Annual Report on Form 20-F. Changes during the nine months ended September 2014 are noted below.

On March 21, 2014, the Company signed a roll over loan agreement with a bank for the purpose of financing its new secondhand vessel New Jersey for an amount of $4,545 and bears interest at LIBOR plus 2.80%. The credit facility is repayable in forty quarterly installments.

On August 22, 2014, the Company's subsidiary, Aegean Bunkering U.S.A., renewed its loan agreement for an amount up to $250,000. The facility was amended and renewed with a syndicate of commercial lenders, matures on August 21, 2015 and bears interest at LIBOR plus margin.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As at September 30, 2014, the Company was in compliance with all of its covenants contained in its credit facilities.

The annual principal payments of long-term debt required to be made after September 30, 2014 is as follows:

Amount
October 1 to December 31, 2014	$9,546
2015	38,645
2016	153,722
2017	44,220
2018	112,184
2019 and thereafter	84,256
Total principal payments	442,573
Less: Unamortized portion of notes' discount	(11,438)
Total long-term debt	$431,135

12.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy. The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company's derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of December 31, 2013 and September 30, 2014, the Company has entered into the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

As of December 31, 2013:

Interest Rate Index		Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,386	$470	12.25	2.35%

As of September 30, 2014:
Interest Rate Index		Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$5,524	$584	11.50	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis. Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $61 and a liability of $900, as of December 31, 2013 and an asset of $5,962 and a liability of $3,428 as of September 30, 2014).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
Balance Sheet Location		December 31, 2013	September 30, 2014
Fuel pricing contracts	Derivative assets, current	$-	$2,534
	Derivative liabilities, current	(839)	-
Interest rates contracts	Derivative liabilities, non-current	$(470)	$(584)

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the nine months ended September 30, 2013 and 2014:
		Nine months ended September 30,
Income/ (Loss)	Statements of Income Location	2013	2014

Fuel pricing contracts	Cost of revenue - third parties	$(1,108)	$4,174
Interest rate contracts	Interest and finance costs	47	(273)
Total		$(1,061)	$3,901

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table sets forth by level our assets / liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets / liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at December 31, 2013
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$470	$-	$470	$-
Fuel pricing contracts	$839	-	$839	-

Total	$1,309	$-	$1,309	$-

		Fair value measurements at September 30, 2014
(Assets)/ Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$584	$-	$584	$-
Fuel pricing contracts	$(2,534)	-	$(2,534)	-

Total	$(1,950)	$-	$(1,950)	$-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended September 30, 2013 and 2014, the Company entered into fuel pricing contracts for 1,446,640 metric tons and 7,027,629 metric tons, respectively.

The Company's derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the floating rate loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

13.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Nine Months Ended September 30,
	2013	2014

Sales of marine petroleum products	$4,829,473	$5,170,187
Voyage revenues	17,138	23,020
Other revenues	17,688	31,070
Total Revenues	4,864,299	$5,224,277

Cost of marine petroleum products	4,637,778	$4,945,275
Cost of voyage revenues	11,805	11,118
Cost of other revenues	3,690	17,889
Total Cost of Revenues	$4,653,273	$4,974,282

Included in the cost of revenues is depreciation of $1,577 and $1,889 for the nine months ended September 30, 2013 and 2014, respectively.

14.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Nine Months Ended September 30,
	2013	2014

Salaries	$45,977	$42,750
Depreciation	13,216	12,292
Vessel hire charges	9,889	22,340
Amortization of dry-docking costs	4,855	3,943
Vessel operating expenses	28,878	24,537
Bunkers consumption	26,244	23,971
Storage costs	10,833	20,685
Broker commissions	2,920	3,429
(Release of)/ Provision for doubtful accounts	(825)	758
Other	8,659	8,504
Selling and Distribution expenses	$150,646	$163,209

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

15.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Nine Months Ended September 30,
	2013	2014

Salaries	$9,642	$11,658
Depreciation	384	1,595
Office expenses	11,148	13,787
General and Administrative expenses	$21,174	$27,040

16.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at September 30, 2014 are as follows:

October 1 to December 31, 2014	$7,230
2015	28,934
2016	28,619
2017	28,544
2018	27,235
Thereafter	169,627
Total minimum annual payments under all noncancelable operating leases	$290,189

Rent expense under operating leases was $12,461 and $24,416 for the nine months period ended September 30, 2013 and 2014, respectively.

Legal Matters: In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. On November 2013, the Court held that the matter is not pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a consequence the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France with the relevant pleadings procedurally scheduled to be filled by the parties on November 25, 2014. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit. The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

In May, 2013, on the order of STX Corporation ("STX Corp."), the Company supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore. The invoice for those bunkers totaled approximately $323. STX Corp. has filed for reorganization in Korea, and has filed for protection under Chapter 15 of the U.S. Bankruptcy Code. The Company believes that has maritime liens against this vessel, and has arrested the UNICO SIENNA in Panama to enforce its maritime lien against it. The Company intends to exercise its remedies for recovery of the unpaid amounts and believes that it will recover the full amount due.

The Company has supplied bunkers through agreements with various entities of the O.W. Group and addressed to the respective Owners/Managers supplied to pay directly to the Company the value of the bunkers supplied in order to put them on notice. The Company's exposure for these supplies, made after September 30, 2014, amounts to $7,769. The Company believes that O.W. was never the rightful owner of the bunkers. Currently the Company is trying to work out escrow or other practical solutions with the end users.  Following arrest proceedings which the Company initiated against the M/V AMAZON in Bahamas it received a LOU issued by the North of England P&I Club in the sum of USD 1,150,000 as security for our claim plus interest and costs.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the nine months ended September 30, 2014:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2014	1,569,102	$8.52
Awarded	977,500	9.83
Vested	(615,769)	8.52
Forfeited	(1,750)	7.25
September 30, 2014	1,929,083	$9.18

Total compensation cost of $5,494 was recognized and included in the general and administrative expenses under accompanying condensed consolidated statements of income for the nine months ended September 30, 2014.
As of September 30, 2014, there was $8,528 of total unrecognized compensation cost related to nonvested share-based compensation awards. This unrecognized compensation at September 30, 2014, is expected to be recognized as compensation expense over a weighted average period of 1.3 years as follows:

Amount
October 1 to December 31, 2014	$3,157
2015	4,231
2016	1,057
2017	83
$8,528

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

18.   Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of September 30, 2013 and 2014, the Company excluded 1,590,502 and 1,929,083 non vested shares, respectively, as anti-dilutive.
The treasury stock method is used in calculating diluted earnings per share for the Convertible Unsecured Senior Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine Months Ended September 30,
	2013	2014

Net income	$20,051	$10,074

Less: Dividends declared and undistributed earnings allocated to unvested shares	(552)	(367)
Basic and diluted income available to common stockholders	19,499	9,707

Basic weighted average number of common shares outstanding	45,674,479	46,249,949

Diluted weighted average number of common shares outstanding	45,674,479	46,249,949

Basic earnings per common share	$0.43	$0.21
Diluted earnings per common share	$0.43	$0.21

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

19.   Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Nine Months Ended September 30,
	2013	2014
Current tax expense	$(129)	$(2,094)
Net deferred tax benefit	684	1,121
Income tax expense	$555	$(973)
Effective tax rate	25.38%	(343.82)%

Our provision for income taxes for each of the nine-month periods ended September 30, 2013 and 2014 was calculated for our Belgian, Canadian and U.S. companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Nine Months Ended September 30,
	2013	2014
Income tax expense on profit before tax at statutory rates	$785	$(32)
Effect of permanent differences	(230)	(941)
Total tax expense	$555	$(973)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

20.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.
The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.
The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.
The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

21.	Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell its ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of $6,318 was paid to the Company. Also, an amount of $3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of $2,713 to the non-controlling interest in accordance with the ownership interests. The Company's gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying condensed consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

22.	Subsequent Events:

Sale of vessel: On November 7, 2014 the Company completed the sale and delivered the double hull bunkering tanker Aegean Daisy, of deadweight 4,935, to third-party purchasers. The vessel was sold for a total amount of $1,490, resulting in a net gain of approximately $440.